FRANKLIN TEMPLETON

One Franklin Parkway
San Mateo, CA 94403-1906
tel. (650) 312-2000
investors.franklintempleton.com

FOR IMMEDIATE RELEASE

Contact: Franklin Resources, Inc.

Media Relations: Media Relations: Beverly Khoo (929) 773 4670, beverly.khoo@franklintempleton.com

Franklin Templeton Launches Franklin XRP ETF (XRPZ)

XRPZ provides regulated exposure to XRP, a leading digital asset powering global payments and settlement

---

SAN MATEO, CA, November 24, 2025 – Franklin Templeton today announced the launch of Franklin XRP ETF (NYSE Arca: XRPZ), an exchange-traded product to provide investors with exposure to the price movements of XRP, a digital asset facilitating real-time, low-cost cross-border payments. XRPZ seeks to reflect, before fees and expenses, the performance of XRP as measured by the CME CF XRP-Dollar Reference Rate, New York Variant, and is listed on NYSE Arca.

"The rapid growth of our ETF business reflects Franklin Templeton's commitment to staying at the forefront of innovation," said David Mann, Head of ETF Product and Capital Markets at Franklin Templeton. "XRPZ offers investors a convenient and regulated way to access a digital asset that plays a foundational role in global settlement infrastructure, through the transparency and oversight of an ETF."

Launched in 2012, the XRP Ledger (XRPL) is a decentralized, open-source blockchain designed for payments, remittances, and tokenization. It uses a federated consensus model to validate transactions, enabling near-instant settlement at minimal cost and with low energy usage. The XRPL can process thousands of transactions per second and is widely used by financial institutions and payment providers to facilitate international transfers efficiently.

Its established utility in facilitating cross-currency settlement has made XRP a central component of the growing digital payments ecosystem. With low correlation to traditional asset classes, XRP also provides differentiated exposure within the broader digital asset market.

XRPZ is structured as a grantor trust that holds XRP. Net asset value is calculated daily based on the Fund's holdings and the CME CF XRP-Dollar Reference Rate (New York Variant). Coinbase Custody Trust Company, LLC serves as XRP custodian, while the Bank of New York Mellon acts as administrator, transfer agent, and cash custodian. CSC Delaware Trust Company serves as trustee.

"Blockchain innovation is driving fast-growing businesses, and digital asset tokens like XRP serve as powerful incentive mechanisms that help bootstrap decentralized networks and align stakeholder interests," said Roger Bayston, Head of Digital Assets at Franklin Templeton. "Within a diversified digital portfolio, we view XRP as a foundational building block. XRPZ provides regulated custody, daily transparency and liquidity without the operational complexity of holding the token directly."

XRPZ joins Franklin Templeton's U.S. digital asset ETP lineup, which includes the Franklin Bitcoin ETF (EZBC), Franklin Ethereum ETF (EZET), and the Franklin Crypto Index ETF (EZPZ). Together, these funds underscore the firm's commitment to offering secure, transparent, and institutional-grade solutions that help investors navigate the evolving digital asset landscape.

For more information, please visit Franklin Templeton ETFs and ETPs.

About Franklin Templeton
Franklin Resources, Inc. (NYSE: BEN) is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton's mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the Company offers specialization on a global scale, bringing extensive capabilities in equity, fixed income, alternatives and multi-asset solutions. With more than 1,500 investment professionals, and offices in major financial markets around the world, the California-based company has over 75

years of investment experience and $1.69 trillion in AUM as of October 31, 2025. The Company posts information that may be significant for investors in the Investor Relations and News Center sections of its website, and encourages investors to consult those sections regularly. For more information, please visit investors.franklinresources.com.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

This is **not a direct investment in XRP**, but rather, an exchange-traded product that invests in XRP.

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only XRP and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan.

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the XRP held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of XRP, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of XRP, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of XRP. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider XRP market, the value of XRP and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from XRP price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of XRP represented by each Share will decrease over the life of the Fund due to the sales of XRP necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of XRP sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the SOL Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of XRP may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Franklin Distributors, LLC. Member FINRA, SIPC. Marketing agent for the Franklin XRP ETF.

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.